Exhibit 11.2

TRIP.COM GROUP LIMITED

AMENDED AND RESTATED STATEMENT OF POLICIES

GOVERNING MATERIAL NON-PUBLIC INFORMATION AND

THE PREVENTION OF INSIDER TRADING

(AS ADOPTED BY THE BOARD OF DIRECTORS OF TRIP.COM GROUP LIMITED ON NOVEMBER 30, 2023)

This Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading (this “Statement”) applies to all directors, officers, employees, and consultants of Trip.com Group Limited, its subsidiaries, and consolidated variable interest entities (collectively, “Trip.com Group” or the “Company”).

This Statement consists of three sections: Section I provides an overview; Section II sets forth Trip.com Group’s policies prohibiting insider trading; and Section III explains insider trading.

I.

SUMMARY

Trip.com Group’s American Depositary Shares (the “ADSs”) representing its ordinary shares (the “Ordinary Shares”) are currently trading on the Nasdaq Stock Market and its Ordinary Shares are currently traded on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”). Preventing insider trading is necessary to comply with United States and Hong Kong securities laws and to preserve the reputation and integrity of Trip.com Group as well as that of all persons affiliated with it. “Insider trading” occurs when any person purchases or sells any securities while in possession of inside information relating to the securities. As explained in Section III below, “inside information” is information which is considered to be both “material” and “non-public.”

Trip.com Group considers strict compliance with the policies set forth in this Statement (collectively, the “Policy”) to be a matter of utmost importance. Violation of the Policy could cause extreme reputational damage and possible legal liability to you and Trip.com Group. Knowing or willful violations of the letter or spirit of the Policy will be grounds for immediate dismissal from Trip.com Group. Violation of the Policy might expose the violator to severe criminal penalties as well as civil liability to any person harmed by the violation. The monetary damages flowing from a violation could be multiple times the profit realized by the violator, not to mention the attorney’s fees of the persons harmed.

This Statement applies to all directors, officers, employees, and consultants of the Company and extends to all of such persons’ activities within and outside their duties at the Company. Every director, officer, employee, and consultant of the Company must review this Statement, and when requested by the Company, must execute and return the Certificate of Compliance attached hereto to the Compliance Officer of the Company (the “Compliance Officer”) within seven (7) days after receiving the request. Questions regarding this Statement should be directed to the Compliance Officer by e-mail at compliance_officer@trip.com.

II.

POLICIES PROHIBITING INSIDER TRADING

For purposes of this Statement, the terms “purchase” and “sell” of securities exclude the acceptance of options or other share-based awards granted by the Company and the exercise of options or vesting of other share-based awards, if applicable, that does not involve the sale of securities. Among other things, the cashless exercise of options does involve the sale of securities and therefore is subject to the policies set forth below. The Policy does not apply to the exercise of a tax withholding right pursuant to which you elect to have the Company withhold ordinary shares or ADSs subject to an option or other award to satisfy tax withholding requirements.

A. No Trading – No director, officer, employee, or consultant of the Company may purchase or sell any ADSs, ordinary shares, or other securities of the Company (the “Company Securities”) or enter into a binding security trading plan in compliance with Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended (a “Trading Plan”) while in possession of material non-public information relating to the Company or its ADSs, ordinary shares, or other securities (the “Material Information”).

In the event that the Material Information possessed by you relates to the ADSs, the Ordinary Shares, or other Company Securities, the above policy will require waiting for at least forty-eight (48) hours after public disclosure of the Material Information by the Company, which forty-eight (48) hours shall include in all events at least one full Trading Day on the Nasdaq Stock Market and the Hong Kong Stock Exchange following such public disclosure. The term “Trading Day” is defined, (i) in relation to the Nasdaq Stock Market, as a day on which the Nasdaq Stock Market is open for trading, and (ii) in relation to the Hong Kong Stock Exchange, as a day on which the Hong Kong Stock Exchange is open for trading. Except for public holidays in the United States, Nasdaq’s regular trading hours are from 9:30 a.m. to 4:00 p.m., New York City time, Monday through Friday. Except for public holidays in Hong Kong, the Hong Kong Stock Exchange’s regular trading hours are from 9:30 a.m. to 4.00 p.m., Hong Kong time, Monday through Friday.

In addition, no director, officer, employee, or consultant of the Company may purchase or sell any Company Securities or enter into a Trading Plan, without the prior clearance by the Compliance Officer, during any period designated as a “limited trading period” by the Company, regardless of whether such director, officer, employee, or consultant possesses any Material Information. The Compliance Officer may declare limited trading periods at the times that he/she deems appropriate, and need not provide any reason for making a declaration.

Furthermore, all transactions in the Company Securities (including without limitation, acquisitions and dispositions of the ADSs and Ordinary Shares, the sale of Ordinary Shares issued upon exercise of options or vesting of other share-based awards and the execution of a Trading Plan, but excluding the acceptance of options or other share-based awards granted by the Company and the exercise of options or vesting of other share-based awards that does not involve the sale of securities) by directors, officers, and key employees designated by the Company from time to time must be pre-approved by the Compliance Officer.

Please see Section III below for an explanation of the Material Information.

B. Trading Window – Assuming none of the “no trading” restrictions set forth in Section II-A above applies, no director, officer, employee, or consultant of the Company may purchase or sell any Company Securities of Trip.com Group or enter into a Trading Plan other than during a Trading Window. A “Trading Window” is the period in any fiscal quarter of Trip.com Group commencing at the close of business on the second Trading Day following the date of Trip.com Group’s public disclosure of its financial results for the prior year, half-year or quarter, as applicable, and ending on January 1, April 1, July 1, and October 1, as the case may be.

In other words,

(1) beginning on January 1 of each year, no director, officer, employee, or consultant of the Company may purchase or sell any Company Securities of Trip.com Group or enter into a Trading Plan until the close of business on the second Trading Day following the date of Trip.com Group’s public disclosure of its financial results for the fiscal year ended on December 31 of the prior year;

(2) beginning on July 1 of each year, no director, officer, employee, or consultant of the Company may purchase or sell any Company Securities of Trip.com Group or enter into a Trading Plan until the close of business on the second Trading Day following the date of Trip.com Group’s public disclosure of its financial results for the fiscal quarter and six months ended on June 30 of that year; and

(3) beginning on April 1 and October 1 of each year, respectively, no director, officer, employee, or consultant of the Company may purchase or sell any Company Securities of Trip.com Group or enter into a Trading Plan until the close of business on the second Trading Day following the date of Trip.com Group’s public disclosure of its financial results for the prior fiscal quarter ended on March 31 and September 30 of that year, respectively.

If Trip.com Group’s public disclosure of its financial results for the prior period occurs on a Trading Day more than four hours before the Nasdaq Stock Market or the Hong Kong Stock Exchange closes (as appropriate), then such date of disclosure shall be considered the first Trading Day of Nasdaq/the Hong Kong Stock Exchange (as applicable) following such public disclosure.

Please note that trading in any Company Securities during the Trading Window is not a “safe harbor,” and all directors, officers, employees, and consultants of the Company should strictly comply with all the policies set forth in this Statement.

When in doubt, do not trade! Check with the Compliance Officer first.

Notwithstanding the foregoing, sale of securities of the Company pursuant to an existing Trading Plan which was entered into in accordance with the Policy and in compliance with applicable law is not subject to the restrictions on trading in Sections II-A and II-B above.

C. No Tipping – No director, officer, employee, or consultant of the Company may directly or indirectly disclose any Material Information to anyone who trades in Company Securities (so-called “tipping”), regardless of whether the person or entity who receives the information, the “tippee,” is related to you and regardless of whether you receive any monetary benefit from the tippee.

D. Confidentiality – No director, officer, employee, or consultant of the Company may communicate any Material Information to anyone outside the Company under any circumstances unless approved by the Compliance Officer in advance, or to anyone within the Company other than on a need-to-know basis.

E. No Comment – No director, officer, employee, or consultant of the Company may discuss any internal matters or developments of Trip.com Group with anyone outside Trip.com Group, except as required for the performance of regular corporate duties. Unless you are expressly authorized to the contrary, if you receive any inquiries about Trip.com Group or its Company Securities by the financial press, investment/research analysts, or others, or any requests for comments or interviews, you are required to decline comment and direct the inquiry or request to the Company’s Compliance Officer.

F. Corrective Action – If you become aware that any potential Material Information has been or may have been inadvertently disclosed, you must notify the Compliance Officer immediately so that the Company can determine whether or not corrective action, such as general disclosure to the public, is warranted.

G. Rule 10b5-1 Trading Plans – Rule 10b5-1 provides an affirmative defense against insider trading liability under U.S. securities laws. A person subject to this Policy can rely on this defense and trade in the Company Securities, regardless of their awareness of inside information, if the transaction occurs pursuant to a pre-arranged written Trading Plan that was entered into when the person was not in possession of material non-public information and that complies with the requirements of Rule 10b5-1.

Anyone subject to this Policy who wishes to enter into a Trading Plan must submit the Trading Plan to the Compliance Officer for approval prior to the planned entry into the Trading Plan. Trading Plans may not be adopted by a person when he or she is in possession of material non-public information about the Company or its securities and must comply with the requirements of Rule 10b5-1 (including specified waiting periods and limitations on multiple overlapping plans and single trade plans).

Once a Trading Plan is adopted, you must not exercise any subsequent influence over the amount of securities to be traded, the price at which they are to be traded or the date(s) of the trade(s). You may amend or replace a Trading Plan only during periods when trading is permitted in accordance with this Policy, and you must submit any proposed amendment or replacement of a Trading Plan to the Compliance Officer for approval prior to adoption. You must provide notice to the Compliance Officer prior to terminating a Trading Plan. You should understand that a modification or termination of a Trading Plan may call into question your good faith in entering into and operating the plan (and therefore may jeopardize the availability of the affirmative defense against insider trading allegations).

III.

EXPLANATION OF INSIDER TRADING

As noted above, “insider trading” refers to the purchase or sale of a security while in possession of “material” “non-public” information relating to the security. “Company Securities” include not only stocks, bonds, notes, and debentures, but also options, warrants, and similar instruments (including the ADSs trading on the Nasdaq Stock Market and the Ordinary Shares trading on the Hong Kong Stock Exchange). “Purchase” and “sale” are defined broadly under the U.S. federal securities laws. “Purchase” includes not only the actual purchase of a security, but any contract to purchase or otherwise acquire a security. “Sale” includes not only the actual sale of a security, but any contract to sell or otherwise dispose of a security. These definitions extend to a broad range of transactions including conventional cash-for-stock transactions, the grant and exercise of stock options, and acquisitions and exercises of warrants or puts, calls, or other options related to a security. It is generally understood that “insider trading” includes the following:

•	trading by insiders while in possession of material non-public information;

•

trading by persons other than insiders while in possession of material non-public information where the information either was given in breach of an insider’s fiduciary duty to keep it confidential or was misappropriated; or

•	communicating or tipping material non-public information to others, including recommending the purchase or sale of a security while in possession of material non-public information.

As noted above, for purposes of this Statement, the terms “purchase” and “sell” of Company Securities exclude the acceptance of options or other share-based awards granted by the Company and the exercise of options or vesting of other share-based awards that does not involve the sale of securities. Among other things, the cashless exercise of options does involve the sale of securities and therefore is subject to the policies set forth in this Statement.

A. WHAT FACTS ARE MATERIAL?

The materiality of a fact depends upon the circumstances. A fact is considered “material” if there is a substantial likelihood that a reasonable investor would consider it important in making a decision to buy, sell or hold a security or where the fact is likely to have a significant effect on the market price of the securities. Information may be material even if it relates to future, speculative, or contingent events and even if it is significant only when considered in combination with publicly available information. Material information can be positive or negative and can relate to virtually any aspect of a company’s business or to any type of security, debt, or equity.

Examples of material information include (but are not limited to) information concerning:

•	dividends;

•	corporate earnings or earnings forecasts, or changes to previously released earnings announcements or guidance;

•	changes in financial condition or asset value;

•	negotiations for the mergers or acquisitions or dispositions of significant subsidiaries or assets;

•	significant new contracts or the loss of a significant contract;

•	significant new products or services;

•	significant marketing plans or changes in such plans;

•	capital investment plans or changes in such plans;

•	material litigation, administrative action or governmental investigations or inquiries about the Company, any of its affiliated companies, or any of its officers or directors;

•	significant borrowings or financings;

•	defaults on borrowings;

•	new equity or debt offerings;

•	adoption of repurchase plans or amendment of existing repurchase plans;

•	significant personnel changes;

•	a cybersecurity incident or risk that may materially and adversely impact the Company’s business, reputation, or share value;

•	changes in accounting methods and write-offs; and

•	any substantial change in industry circumstances or competitive conditions which could significantly affect the Company’s earnings or prospects for expansion.

A good general rule of thumb: when in doubt, do not trade.

B. WHAT IS NON-PUBLIC?

Information is “non-public” if it is not available to the general public. In order for information to be considered public, it must be widely disseminated in a manner making it generally available to investors through such media as Dow Jones, Reuters Economic Services, The Wall Street Journal, Bloomberg, Associated Press, PR Newswire, or United Press International, filings with the Securities and Exchange Commission or publications on the website of the Hong Kong Stock Exchange. Circulation of rumors, even if accurate and reported in the media, does not constitute effective public dissemination.

In addition, even after a public announcement, a reasonable period of time must lapse in order for the market to react to the information. Generally, one should allow approximately forty-eight (48) hours following publication as a reasonable waiting period before such information is deemed to be public.

C. WHO IS AN INSIDER?

“Insiders” include directors, officers, employees, and consultants of a company and anyone else who has material non-public information about a company. Insiders have independent fiduciary duties to their company and its shareholders not to trade on material non-public information relating to the company’s securities. All directors, officers, employees, and consultants of the Company are considered insiders with respect to material non-public information about business, activities, and securities of the Company. The directors, officers, employees, and consultants of the Company may not trade the Company Securities while in possession of material non-public information relating to the Company or tip (or communicate except on a need-to-know basis) such information to others.

It should be noted that trading by household members of a director, officer, employee, or consultant can be the responsibility of such director, officer, employee, or consultant under certain circumstances and could give rise to legal and Company-imposed sanctions.

D. TRADING BY PERSONS OTHER THAN INSIDERS

Insiders may be liable for communicating or tipping material non-public information to a third party (a “tippee”), and insider trading violations are not limited to trading or tipping by insiders. Persons other than insiders also can be liable for insider trading, including tippees who trade on material non-public information tipped to them or individuals who trade on material non-public information which has been misappropriated.

Tippees inherit an insider’s duties and are liable for trading on material non-public information tipped to them by an insider. Similarly, just as insiders are liable for the insider trading of their tippees, so are tippees who pass the material non-public information along to others who trade on such information. In other words, a tippee’s liability for insider trading is no different from that of an insider. Tippees can obtain material non-public information by receiving overt tips from others or through, among other things, conversations at social, business, or other gatherings.

E. PENALTIES FOR ENGAGING IN INSIDER TRADING

Penalties for trading on or tipping material non-public information can extend significantly beyond any profits made or losses avoided, both for individuals engaging in the unlawful conduct and their employers. The Securities and Exchange Commission (“SEC”) and the Department of Justice in the United States have made the civil and criminal prosecution of insider trading violations a top priority. The Securities and Futures Commission (“SFC”) in Hong Kong also regularly prosecutes individuals for insider trading. Enforcement remedies available to the government or private plaintiffs under the U.S. federal securities laws include:

•	administrative sanctions;

•	sanctions by self-regulatory organizations in the securities industry;

•	civil injunctions;

•	damage awards to private plaintiffs;

•	disgorgement of profits gained by the violator;

•	civil fines for the violator of up to three times the amount of profit gained or loss avoided by the violator;

•

civil fines for the employer or other controlling person of a violator (i.e., where the violator is an employee or other controlled person) of up to the greater of approximately US$2,500,000 or three times the amount of profit gained or loss avoided by the violator;

•	criminal fines for individual violators of up to US$5,000,000 (US$25,000,000 for an entity); and

•	jail sentences of up to 20 years.

In addition, insider trading could result in serious sanctions by the Company, including immediate dismissal. Insider trading violations are not limited to violations of the U.S. federal securities laws. Other U.S. federal and state civil or criminal laws, such as the laws prohibiting mail and wire fraud and the Racketeer Influenced and Corrupt Organizations Act (RICO), also may be violated upon the occurrence of insider trading.

F. PROHIBITION OF MARKET MISCONDUCT IN HONG KONG

Market misconducts prohibited by the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“SFO”) include insider dealing, false trading, price rigging, stock market manipulation, disclosure of information about prohibited transactions, and disclosure of false and misleading information. Market misconducts may result in civil action or criminal prosecution, but a party in breach will not be penalized repeatedly for the same act.

Insider dealing provisions contained in the SFO (primarily Section 270 of the SFO) prohibit any person in connection with the company who is in possession of the relevant information from dealing in or procuring other persons to deal in the securities of the company. Further, these persons are prohibited from disclosing the relevant information to other persons who may trade in the securities of the company.

The relevant principles of insider dealing and inside information are largely similar to principles of non-public information (as set out above); please note that the Company is not exempt from the market misconduct and insider dealing provisions of the SFO. For further details, please refer to the SFO and the Guidelines on Disclosure of Inside Information issued by the Securities and Futures Commission.

Section 307A(1) of the SFO defines “inside information” in relation to a listed corporation. The three key elements in the concept of inside information are:

(a) the information about the particular corporation must be specific;

(b) the information must not be generally known to that segment of the market which deals or which would likely deal in the corporation’s securities; and

(c) the information would, if so known, be likely to have a material effect on the price of the corporation’s securities.

“Insider dealing” is when any person connected with the company holds the relevant information (being inside information, as described above) in relation to the company deals in the listed securities or derivatives of the company (or in the listed securities or derivatives of a related corporation of the company) or counsels or procures another person to deal in such securities or derivatives, knowing or having reasonable cause to believe that such other persons will deal in them.

In particular, Sections 270 and 291 of the SFO set out certain occasions and offences of insider dealing. Insider dealing in relation to a listed corporation takes place when:

•	Person with inside information deals in shares of a corporation with which he is connected – Sections 270(1)(a) and 291(1)

•	Bidder of take-over offer (being inside information) deals in shares of target – Sections 270(1)(b) and 291(2)

•	Person connected with a corporation discloses inside information about that corporation – Sections 270(1)(c) and 291(3)

•	Bidder of take-over offer leaks take-over information – Sections 270(1)(d) and 291(4)

•	Recipient of inside information from a person connected with a corporation deals in shares of that corporation – Sections 271(1)(e) and 291(5)

•	Recipient of inside information about a take-over from bidder deals in shares of the target – Sections 270(1)(f) and 291(6)

•	Person with inside information facilitates or discloses such information to facilitate dealing on an overseas market – Sections 270(2) and 291(7)

Section 279 of the SFO imposes a duty on all officers of a corporation to take reasonable measures to ensure that proper safeguards exist to prevent the corporation from acting in a way which would result in the corporation perpetrating any market misconduct. Under Section 258 of the SFO, where a corporation has been identified as having been engaged in market misconduct and the market misconduct is directly or indirectly attributable to a breach by any person as an officer of the corporation of the duty imposed on him under section 279, the Market Misconduct Tribunal of Hong Kong may make one or more of the orders in respect of that person even if that person has not been identified as having engaged in market misconduct himself.

G. MATERIAL NON-PUBLIC INFORMATION REGARDING OTHER COMPANIES

This Policy and the guidelines described herein also apply to material non-public information relating to other companies, including the Company’s customers, vendors, and suppliers (“Business Partners”), particularly when that information is obtained in the course of employment with, or other services performed by, or on behalf of, the Company. Civil and criminal penalties, and discipline, including termination of employment for cause, may result from trading on material non-public information regarding the Company’s Business Partners. Each individual should treat material non-public information about the Company’s Business Partners with the same care required with respect to information related directly to the Company.

H. INDIVIDUAL RESPONSIBILITY

Each person subject to this Policy is individually responsible for complying with this Policy and ensuring the compliance of any family members, such as spouses, minor children, adult family members who share the same household, and any other person or entity whose securities trading decisions are influenced or controlled by the person whose transactions are subject to this Policy. Accordingly, you should make your family and household members aware of the need to confer with you before they trade in the Company’s securities, and you should treat all such transactions for the purposes of this Policy and applicable securities laws concerning trading while in possession of material non-public information as if the transactions were for your own account.